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                      UNITED STATES
                      SECURITIES AND EXCHANGE
                      COMMISSION
                      Washington, D.C. 20549

                      SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

James A. Urry
PO Box 242
Locust Valley, NY 11560
212-752-6261

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

James A. Urry
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power

7,560,606
		8.	Shared Voting Power

0
		9.	Sole Dispositive Power

7,560,606
		10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,560,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.2%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Meudon Investments/56-2306103
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power

7,560,606
		8.	Shared Voting Power

0
		9.	Sole Dispositive Power

7,560,606
		10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,560,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.2%

14.	Type of Reporting Person (See Instructions)
PN

This Amendment No. 1 to Schedule 13D amends and supplements Item 3 in the Schedule 13D initially filed on April 22, 2010 by James A. Urry with respect to the common stock, par value $0.01 per share of Lyris, Inc. The aggregate purchase price of the shares purchased pursuant to the subscription agreement was not correct in the Schedule 13D filed on April 22, 2010.

Item 3. Source and Amount of Funds or Other Consideration

On April 12, 2010, Meudon Investments directly acquired 6,060,606 shares of the Issuer’s Common Stock in a private placement by the Issuer at a purchase price of $0.33 per share (the “Purchase”), pursuant to a subscription agreement filed as an exhibit to the Issuer’s Form 8-K filed on April 13, 2010. The aggregate purchase price of $2,000,000 was paid from the working capital funds of Meudon Investments. Mr. Urry has sole voting an dispositive power of such shares held by Meudon Investments.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2010		/s/ James A. Urry
James A. Urry

Meudon Investments

Dated: August 27, 2010	By:	/s/ James A. Urry
James A. Urry
General Partner